File No. 70-8803

CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.

In accordance with the Order of the Securities and Exchange Commission dated May 23, 1996 and the Order dated August 28, 1996, the following is a report for the first quarter of fiscal year 2004:

  NEES Energy, Inc. (NEES Energy), a Massachusetts corporation, was formed on June 14, 1996. NEES Energy was capitalized on August 9, 1996, when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES). On March 22, 2000, NEES was acquired by National Grid Group plc (now National Grid Transco plc), reorganized as a Delaware corporation and renamed National Grid USA. In conjunction with the merger, NEES Energy’s accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.

  In connection with the merger of NEES and National Grid Group plc (now National Grid Transco plc), as of March 22, 2000, the estimated fair value of AllEnergy Marketing Company, L.L.C. (a wholly owned subsidiary of NEES Energy) was recorded as an asset held for sale. This estimate changed due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period. The amount remaining at March 31, 2001 was reclassified to consolidated National Grid USA goodwill.

  Effective August 24, 2001, AllEnergy Marketing Company, L.L.C. changed its name to AEMC, L.L.C.

  As of December 31, 2000, AEMC, L.L.C. had sold its two subsidiaries (Texas Liquids, LLC and Texas Ohio Gas, Inc.). As of January of 2001 AEMC, L.L.C. completed the last in a series of sales, comprising substantially all of its business operations to independent third parties. AEMC, L.L.C. is presently inactive.

  As of June 30, 2003, National Grid USA had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $5,541,115 and $10,655,000, respectively.

  As of June 30, 2003, NEES Energy had no permanent personnel and during the first quarter of fiscal year 2004 there were no individuals assigned on a substantially full-time basis.

  During the first quarter of fiscal year 2004, NEES Energy had no kilowatthours sold or marketed.

  Attached in Exhibits A through C are a consolidated balance sheet as of June 30, 2003, consolidated statements of income and retained earnings and statements of cash flows for the quarter and twelve months ended June 30, 2003.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.

NEES Energy, Inc.
s/ Gregory A. Hale
___________________________
Gregory A. Hale
Clerk

Date: August 27, 2003

EXHIBIT INDEX

Exhibit	Description	Page
A	Balance Sheet at June 30, 2003 (Unaudited, Subject to Adjustment)	Filed herewith
B	Consolidated Statement of Income and Accumulated Deficit For the Quarter and Three Months Ended June 30, 2003 (Unaudited, Subject to Adjustment)	Filed herewith
B1	Consolidated Statement of Income and Accumulated Deficit For the Twelve Months Ended June 30, 2003 (Unaudited, Subject to Adjustment)	Filed herewith
C	Consolidated Statement of Cash Flows For the Quarter and Three Months Ended June 30, 2003 (Unaudited, Subject to Adjustment)	Filed herewith
C1	Consolidated Statement of Cash Flows For the Twelve Months Ended June 30, 2003 (Unaudited, Subject to Adjustment)	Filed herewith

Exhibit A

NEES Energy, Inc.
Balance Sheet
At June 30, 2003
(In Thousands of Dollars)
(Unaudited, Subject to Adjustment)

ASSETS
Current assets:
Cash	$ 55
Accounts Receivable	1
Miscellaneous current assets	3
Tax benefits receivable	421
Total current assets	$ 480

Total assets	$ 480

LIABILITIES AND CAPITALIZATION
Current liabilities:
Accrued expenses	$ 1,489
Total current liabilities	1,489
Parent company's investment:
Subordinated notes payable to parent	5,541
Common stock, par value $1 per share	1
Other paid-in capital	(6,527)
Accumulated retained earnings	(24)
Total parent company's investment	(1,009)

Total liabilities and parent company’s investment	$ 480

Exhibit B

NEES Energy, Inc.
Consolidated Statement of Income and Accumulated Deficit
For the Periods Ended June 30, 2003
(In Thousands of Dollars)
(Unaudited, Subject to Adjustment)

		Three
	Quarter	Months
INCOME
Revenue	$ 0	$ 0
Total income	0	0
EXPENSES
Operating expenses
General and administrative expenses	72	72
Taxes other than income taxes	(31)	(31)
Income tax benefit	0	0
Total operating expenses	41	41
Operating loss	(41)	(41)
Other expense, net	(3)	(3)
Operating and other income (loss)	(44)	(44)
Interest expense	0	0
Net loss	(44)	(44)
Accumulated retained earnings at beginning of period	20	20
Accumulated retained earnings at end of period	$ (24)	$ (24)

Exhibit C

NEES Energy, Inc.
Consolidated Statement of Cash Flows
For the Periods Ended June 30, 2003
(In Thousands of Dollars)
(Unaudited, Subject to Adjustment)

		Three
	Quarter	Months
Operating activities:
Net loss	$ (44)	$ (44)
Adjustments to reconcile net loss to Net cash provided by operating activities:
Increase in accounts receivable and current assets	(1)	(1)
Increase in tax benefits receivable	(10)	(10)
Decrease in prepaid and other current assets	3	3
Decrease in other current liabilities	(602)	(602)
Net cash used by operating activities	(654)	(654)
Financing activities:
Change in subordinated notes payable to parent	650	650
Net cash provided by investing activities	650	650

Net decrease in cash and cash equivalents	$ (4)	$ (4)
Cash and cash equivalents at beginning of period	59	59
Cash and cash equivalents at end of period	$ 55	$ 55

Exhibit B1

NEES Energy, Inc.
Consolidated Statement of Income and Accumulated Deficit
For the Twelve Months Ended June 30, 2003
(In Thousands of Dollars)
(Unaudited, Subject to Adjustment)

Twelve
Months
INCOME
Revenue	$ 0
Total income	0
EXPENSES
Operating expenses
General and administrative expenses	251
Taxes other than income taxes	0
Income tax benefit	(132)
Total operating expenses	(119)
Operating loss	(119)
Other expense, net	(17)
Operating and other income (loss)	(136)
Interest expense	(33)
Net loss	(169)
Accumulated retained earnings at beginning of period	145
Accumulated retained earnings at end of period	$ (24)

Exhibit C1

NEES Energy, Inc.
Consolidated Statement of Cash Flows
For the Twelve Months Ended June 30, 2003
(In Thousands of Dollars)
(Unaudited, Subject to Adjustment)

Twelve
Months
Operating activities:
Net loss	$ (169)
Adjustments to reconcile net loss to net cash provided by operating activities:
Decrease in tax benefits receivable	1,373
Increase in prepaid and other current assets	(3)
Increase in accounts payable	1,488
Decrease in other current liabilities	(2,182)
Net cash provided by operating activities	507
Financing activities:
Change in subordinated notes payable to parent	(475)
Net cash used in investing activities	(475)

Net increase in cash and cash equivalents	$ 32
Cash and cash equivalents at beginning of period	23
Cash and cash equivalents at end of period	$ 55